UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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IPG PHOTONICS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-33155	04-3444218
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

50 Old Webster Road, Oxford, Massachusetts		01540
(Address of principal executive offices)		(Zip Code)
Angelo P. Lopresti, telephone: (508) 373-1100
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction
IPG Photonics Corporation (“IPG” or the “Company”) is the leading developer and manufacturer of a broad line of high-performance fiber lasers, fiber amplifiers and diode lasers that are used for diverse applications, primarily in materials processing. Fiber lasers are a relatively new generation of lasers that combine the advantages of semiconductor diodes, such as long life and high efficiency, with the high amplification and precise beam qualities of specialty optical fibers to deliver superior performance, reliability and usability. Our diverse lines of low, mid and high-power lasers and amplifiers are used in materials processing, advanced, communications and medical applications. We sell our products globally to original equipment manufacturers (“OEMs”), system integrators and end users. We are vertically integrated such that we design and manufacture most of the key components used in our finished products, from semiconductor diodes to optical fiber preforms, finished fiber lasers and amplifiers. We also manufacture complementary products used with our lasers including optical delivery cables, fiber couplers, beam switches, optical processing heads and chillers. In addition, we offer laser-based systems for certain markets and applications.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01 to this Form SD, is available at http://investor.ipgphotonics.com/sec.cfm.
Item 1.02 Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Specialied Disclosure Report to be signed on its behalf by the undersigned thereunto duly authorized.

IPG PHOTONICS CORPORATION

June 1, 2015	By:	/s/ Angelo P. Lopresti
Angelo P. Lopresti
Senior Vice President, General Counsel and Corporate Secretary